Exhibit 77(k)(f)

June 6, 2001

Securities and Exchange Commission
Washington, DC  20549
Ladies and Gentlemen:

We were previously principal accountants for the Pilgrim High Yield Fund II (the "Fund") and, under the date of August 4, 2000, we reported on the statement of assets and liabilities, including the portfolio of investments, of the Fund as of June 30, 2000 and the related statement of operations for the year then ended, and the statement of changes in net assets and the financial highlights for the year ended June 30, 2000 and the three months ended June 30, 1999. On February 26, 2001, our appointment as principal accountants was terminated. We have read the Fund's statements included under Item 77k of its Form N-SAR dated May 31, 2001, and we agree with such statements.

                                Very truly yours,

                                /s/ KPMG LLP